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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.   X                Form 40-F.
                      -------                       -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes.                       No.   X
                    -------                   -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on April 26, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the latest update on the very substantial acquisition and connected transaction of the Company. A copy of the English announcement is included in this Form 6-K of the Company.

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                           [LOGO] [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)


                                  ANNOUNCEMENT

China Southern Airlines Company Limited (the "Company") and its directors (the "Directors") warrant that the content of this announcement is true, accurate and complete and are responsible for any false statement, misleading representation and material omission herein. This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement and circular of the Company, both dated November 12, 2004, in relation to, among other things, a very substantial acquisition and connected transaction of the Company where the Company, China Southern Air Holding Company ("CSAHC"), China Northern Airlines Company ("Northern Airlines") and Xinjiang Airlines Company ("Xinjiang Airlines", together with CSAHC and Northern Airlines as the "Vendors") entered into a sale and purchase agreement (the "VSA Sale and Purchase Agreement") dated November 12, 2004 pursuant to which the Company agreed to acquire, and the Vendors agreed to sell certain airlines and airlines-related operations, assets and properties of Northern Airlines, Xinjiang Airlines and their respective subsidiaries, which included aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets (the "Core Assets"). In addition, the Company will also assume all indebtedness (the "Core Liabilities") owed by Xinjiang Airlines, Northern Airlines and their respective subsidiaries in connection with their civil aviation business. The Core Assets and the Core Liabilities were set out in the valuation reports on the transfer of business and assets of Northern Airlines and Xingjiang Airlines (Zhongqihuapingbaozi (2004) Report Nos. 149-1, 149-2) (the "Valuation Reports") ([Chinese Characters] [2004] [Chinese Characters] 149-1 [Chinese Characters] 149-2 [Chinese Characters]) dated December 31, 2003 and issued by China Enterprise Appraisal Co., Ltd.

Under the VSA Sale and Purchase Agreement, the identity of the Core Assets to be acquired and Core Liabilities to be assumed by the Company would be finalized in the financial statements of the Core Assets of the Northern Airlines, Xinjiang Airlines and their respective subsidiaries (the "Final Auditor's Report") prepared in accordance with the People's Republic of China Accounting Rules and Regulations and audited by KPMG Huazhen.

The provisional amounts of the consideration for the acquisition of the Core Assets, and for the assumption of the Core Liabilities under the VSA Sale and Purchase Agreement were set at RMB16,912,244,600 and RMB15,090,109,000 respectively. These amounts were arrived at after arm's length negotiations between the parties, with reference to the valuation of the Core Assets and the Core Liabilities as set out in the Valuation Reports.

Under the VSA Sale and Purchase Agreement, the provisional amounts of consideration would be subject to adjustment and finalisation based on the book values of the Core Assets and Core Liabilities, as of the date of the general meeting of the shareholders of the Company to be held to approve the VSA Sale and Purchase Agreement, as determined in the Final Auditor's Report. The difference in the final adjusted values between the Core Assets and the Core Liabilities would be settled by payment of cash into a bank account designated by the Vendors.

At the second extraordinary general meeting of the Company in 2004 held on December 31, 2004, the VSA Sale and Purchase Agreement and the transactions thereunder were approved, and the VSA Sale and Purchase Agreement thereby became effective.

As of the date hereof, the Core Assets and the relevant title documents under the VSA Sale and Purchase Agreement have already been delivered by the Vendors to the Company. The application for the issue of title certificates for aircraft, motors and properties constituting parts of the Core Assets is in the process.

On April 11, 2005, KPMG Huazhen issued its Final Auditor's Report numbered KPMG-A(2005)ARNo.0231 and KPMG-A(2005)ARNo.0232 which identifies and sets out the book values of the Core Assets and Core Liabilities as of December 31, 2004 at RMB15,397,524,000 and RMB13,438,191,000 respectively. Therefore, the final adjusted consideration of the Core Assets is RMB15,397,524,000 and the final adjusted consideration of Core Liabilities to be assumed is RMB13,438,191,000. The Company will pay the difference in the final adjusted values between the Core Assets and the Core Liabilities in cash into a bank account to be designated by the Vendors.



                                                           By Order of the Board
                                                                   SU LIANG
                                                             Company Secretary


Guangzhou, the People's Republic of China
April 25, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By          /s/   Su Liang
                                            ------------------------------------
                                              Name:    Su Liang
                                              Title:   Company Secretary


Date: April 29, 2005